FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC.

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING: NORTHROP GRUMMAN CORPORATION’S REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-83672)

Northrop Grumman Corporation Public Information 1840 Century Park East Los Angeles, California 90067-2199 Telephone 310-553-6262 Fax 310-556-4561

NEWS

NORTHROP GRUMMAN LOGO

TRW LOGO

Northrop Grumman Contacts: TRW Contacts:	Frank Moore (media) (310) 201-3335 Gaston Kent (investors) (310) 201-3423 Jay McCaffrey (media) (216) 291-7179 Ron Vargo (investors) (216) 291-7506

For Immediate Release

NORTHROP GRUMMAN, TRW SET SPECIAL MEETING DATES
FOR STOCKHOLDERS

     LOS ANGELES — Oct. 23, 2002 — Northrop Grumman Corporation (NYSE: NOC) and TRW Inc. (NYSE: TRW) today announced a special meeting date of Dec. 11, 2002, for their respective shareholders to vote on the companies’ proposed merger.

     “We remain confident that this transaction provides tremendous value to both companies’ shareholders, employees and customers,” said Kent Kresa, Northrop Grumman chairman and chief executive officer. Philip A. Odeen, chairman of TRW, said, “The combined company’s technology and talent will create a powerful and highly competitive enterprise with excellent growth prospects.” Kresa and Odeen added that they look forward to completing the transaction by year-end.

     TRW’s special meeting of shareholders is scheduled for 8:30 a.m. EST at TRW’s executive offices, 1900 Richmond Road, Lyndhurst, Ohio. TRW shareholders of record as of the close of business on Nov. 4, 2002, will be entitled to vote at the meeting.

     Northrop Grumman’s special meeting of shareholders is scheduled for 9 a.m. PST at the Fairmont Miramar Hotel, 101 Wilshire Blvd., Santa Monica, California.

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NORTHROP GRUMMAN, TRW SET SPECIAL MEETING DATES
FOR STOCKHOLDERS

Northrop Grumman shareholders will be asked to vote on the issuance of shares of Northrop Grumman common stock in accordance with the exchange ratio, as well as on the proposed merger with TRW. Northrop Grumman shareholders of record as of the close of business Nov. 4, 2002, will be entitled to vote at the meeting.

     On July 1, 2002, Northrop Grumman and TRW Inc. announced that they had entered into a definitive merger agreement. The transaction has received approval in Europe by the European Commission and regulatory approval is pending in the United States. The companies expect to complete the transaction in Dec. 2002.

     Northrop Grumman Corporation is a $17 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With approximately 96,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

     TRW provides advanced-technology products and services for the automotive, space & electronics, and systems markets. The company’s news releases are available through TRW’s corporate Web site www.trw.com.

     Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 that has been amended to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. The directors, certain executive officers and other employees and representatives of Northrop Grumman and TRW Inc. may be deemed to be participants in the solicitation of proxies for the shareholders meeting relating to the proposed merger. The joint proxy statement/prospectus contains important information regarding such potential participants and other important matters which should be read by Northrop Grumman and TRW shareholders before making any decisions regarding the merger. Copies of joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC’s website at www.sec.gov as they become available.